Mail Stop 4561

October 30, 2006

Michelle Green
Chief Financial Officer
Belrose Capital Fund LLC
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

      RE: Belrose Capital Fund LLC
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 15, 2006
              File No. 000-50258

Dear Ms. Green,

We have reviewed your letter filed on August 31, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Assets and Liabilities, page 40

1.   We note your response to comment 1.B.1 and 1.B.2 from our August 3, 2006 letter. Please revise to disclose this information on the face of the statement of assets and liabilities. Refer to footnote 23 to paragraph 7.30 of the AICPA Investment Company Guide.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your response to our comment, indicate your intent to include the requested revisions in future filings and

Michelle Green
Belrose Capital Fund LLC
October 30, 2006
Page 2

provide your proposed disclosures. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin Vaughn
Branch Chief